Exhibit 99.1

9 May 2016
The Manager Company Announcements Office Australian Securities Exchange Limited 20 Bridge Street SYDNEY NSW 2000

Dear Sir/Madam

Notice to Shareholders of Changes to Irish GAAP

James Hardie Industries plc (“James Hardie” or the “Company”) is a public limited company, incorporated and existing under the laws of Ireland and is governed by all applicable aspects of Irish company law. Recent changes in Irish accounting regulations require James Hardie to adopt a new accounting framework for its individual parent entity Irish statutory accounts for the financial year ended 31 March 2016. James Hardie considers it to be in the best interest of the Company to adopt FRS 101 (Reduced Disclosure Framework) (“FRS 101”). James Hardie has availed itself of the disclosure exemptions contained in FRS 101 on the basis that relevant, equivalent disclosures have been given in the consolidated group accounts of James Hardie.

As a result of the adoption of FRS 101, James Hardie is required to provide shareholders the attached notification regarding its adoption of FRS 101. This notification has also been posted on James Hardie’s investor relations website (www.ir.jameshardie.com.au).

Yours faithfully

Natasha Mercer

Company Secretary

9 May 2016

Notice to Shareholders of Changes to Irish GAAP

James Hardie Industries plc (“James Hardie” or the “Company”) is a public limited company, incorporated and existing under the laws of Ireland and is governed by all applicable aspects of Irish company law. Recent changes in Irish accounting regulations require James Hardie to adopt a new accounting framework for its individual parent entity Irish statutory accounts for the financial year ended 31 March 2016. James Hardie considers it to be in the best interest of James Hardie to adopt FRS 101 (Reduced Disclosure Framework) (“FRS 101”). James Hardie has availed itself of the disclosure exemptions contained in FRS101 on the basis that relevant, equivalent disclosures have been given in the consolidated group accounts of James Hardie. The changes to the parent entity Irish statutory accounts as a result of FRS 101 do not impact James Hardie’s Australian Securities Exchange or US Securities and Exchange Commission filing requirements.

As a result of the adoption of FRS 101, James Hardie is required to provide shareholders this notification regarding its adoption of FRS 101. A shareholder or shareholders having an aggregate holding of 5% or more of the total outstanding shares in James Hardie may serve objections in writing regarding the use of the FRS 101 disclosure exemptions to the Corporate Secretary at its registered office at Europa House, Second Floor, Harcourt Centre, Harcourt Street, Dublin 2, Ireland before midday, Irish Time, on May 18, 2016.